UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Real Goods Solar, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

833 West South Boulder Road
Address of Principal Executive Officer (Street and Number)

Louisville, Colorado 80027-2452
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Real Goods Solar, Inc., (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the “Quarterly Report”) within the prescribed time period. As previously reported, effective April 1, 2016, the Company issued $10 million of its Senior Subordinated Convertible Notes due April 1, 2019 (the “Notes”). The Notes conversion feature creates an “embedded derivative” within the meaning of Accounting Standards Codification 815, Derivatives and Hedging, (“ASC 815”). Determining the value of the embedded derivative under ASC 815 required the Company to measure certain underlying elements related to the embedded derivative and the fair value of those elements, the resulting valuation of the embedded derivative and the impact to the Company’s financial condition at June 30, 2016 (the “Valuation”).

The Company has been working with the appraisal firm and its independent auditing firm to complete its review of the Valuation for this financial instrument. As of August 15, 2015, due to the inherent complexities involved in the valuation process, the Company is in the process of determining the related adjustments and performing all internal reviews and, accordingly, the Company believes it cannot file its Report on Form 10-Q for the quarter ended June 30, 2015 without incurring unreasonable effort or expense.

The Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, on or before August 22, 2016, in accordance with the Securities and Securities Exchange Act of 1934, as amended, Rule 12b-25 and Rule 0-3.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan fine	(303)	222-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results from operations for the three months ended June 30, 2016 are expected to reflect total revenue of $4.9 million versus $14.7 million for the same period in 2015. The Company’s loss from operations in the three months ended June 30, 2016, is anticipated to be $3.0 million versus a loss from operations of $3.0 million for the three months ended June 30, 2015.

The Company’s results from operations for the six months ended June 30, 2016, are expected to reflect total revenue of $9.8 million versus $25.3 million for the same period in 2015. The Company’s loss from operations in the six months ending June 30, 2016 is anticipated to be $6.7 million versus a loss from operations of $8.2 million for the six months ended June 30, 2015.

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The Company also anticipates that its reported results for the three months and six months ended June 30, 2016, will show a material decrease in change in derivative liabilities versus the prior year three month and six month periods ended June 30, 2015, respectively. Depending on results of the Valuation process described above, the Company’s net loss for the three months and six months ending June 30, 2016 is anticipated to be materially increased compared to the same periods in 2015.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained in this Form 12b-25 include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of forward-looking statements include information concerning the Company's outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact.  These forward-looking statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "would," "should," "could," "forecasts" or similar expressions.  These statements are based on certain assumptions that the Company has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that the Company believes are appropriate in these circumstances.  The Company believes these judgments are reasonable, but the reader should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative. Such forward-looking statements include, but are not limited to, statements regarding the timing the Company’s filing of its quarterly report on Form 10-Q for the six months ended June 30, 2016 and the fair value of the derivative under Accounting Standards Codification 815, Derivatives and Hedging. Real Goods Solar, Inc. cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements contained herein. Such factors include, among others: (a) changes in prices of the company's common stock; (b) changes in the market for the company's products and services; and (c) other risks as detailed in Real Goods Solar, Inc.’s Annual Report on Forms 10-K and 10-K/A for the fiscal year ended December 31, 2015, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, and subsequent filings with the Securities and Exchange Commission.

Real Goods Solar, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2016	By	/s/ Alan Fine
Alan Fine Principal Financial Officer (Executive Officer)

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